SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               07 January, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 18 December 2007
             2. Transaction in Own Shares announcement made on 18 December 2007
             3. Transaction in Own shares announcement made on 19 December 2007
             4. Transaction in Own Shares announcement made on 20 December 2007
             5. Transaction in Own Shares announcement made on 21 December 2007
             6. Transaction in Own Shares announcement made on 24 December 2007
             7. Transaction in Own Shares announcement made on 27 December 2007
             8. Transaction in Own Shares announcement made on 28 December 2007
             9. Transaction in Own Shares announcement made on 31 December 2007
            10. Total Voting Rights announcement made on 31 December 2007
            11. Director Declaration announcement made on 02 January 2008
            12. Transaction in Own Shares announcement made on 02 January 2008
            13. Transaction in Own Shares announcement made on 02 January 2008
            14. Transaction in Own Shares announcement made on 03 January 2008
            15. Transaction in Own Shares announcement made on 03 January 2008
            16. Transaction in Own Shares announcement made on 04 January 2008
            17. Transaction in Own Shares announcement made on 04 January 2008



Enclosure 1


Tuesday 18 December 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 124,604 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 633,795,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,006,858,865.

The above figure (8,006,858,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =




Enclosure 2


Tuesday 18 December 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 278.32 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 637,795,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,002,858,865.

The above figure (8,002,858,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Enclosure 3


Wednesday 19 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 278.69 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 638,795,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,001,858,865.


The above figure (8,001,858,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 4


Thursday 20 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 277.96 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 639,795,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,000,858,865.

The above figure (8,000,858,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =


Enclosure 5


Friday 21 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 279.36 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 640,795,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,999,858,865.


The above figure (7,999,858,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 6


Monday 24 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 278.5762 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 641,295,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,999,358,865.


The above figure (7,999,358,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




                                    = ends =



Enclosure 7


Thursday 27 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 279.4024 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 642,295,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,998,358,865.


The above figure (7,998,358,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =




Enclosure 8



Friday 28 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,750,000 ordinary shares at a price of 274.9201pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 644,045,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,996,608,865.


The above figure (7,996,608,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 9



Monday 31 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 273.5539 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 645,045,987 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,995,608,865.


The above figure (7,995,608,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =




Enclosure 10


Monday 31 December 2007


                                  BT GROUP PLC

                  TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 December 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 645,045,987 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,995,608,865.

The above figure (7,995,608,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




Enclosure 11


BT Group plc

2 January 2008

                     Notification under Listing Rule 9.6.14

              Changes in directorships held by a current director.


1.  Phil Hodkinson is currently a non-executive Director of BT Group plc:


2. Mr Hodkinson resigned as a Director of Bank of Scotland plc and HBOS plc with effect from 31 December 2007.

Contact for queries:

Name:      John Challis

Address:   pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 4086

Date of Notification: Wednesday 2 January 2008


                                   -: Ends :-



Enclosure 12


Wednesday 2 January 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 362,298 ordinary shares at a market price of 273 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 644,683,689 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,995,971,163.


The above figure (7,995,971,163) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =


Enclosure 13


Wednesday 2 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,850,000 ordinary shares at a price of 271.75 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 646,533,689 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,994,121,163.

The above figure (7,994,121,163) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Enclosure 14


Thursday 3 January 2008


                                BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 83,433 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 646,450,256 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,994,204,596.


The above figure (7,994,204,596) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                     =ends=



Enclosure 15


Thursday 3 January 2008



                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,350,000 ordinary shares at a price of 269.27 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 648,800,256 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,991,854,596.


The above figure (7,991,854,596) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =



Enclosure 16


4 January 2008


BT Group plc


Transactions in Own Shares


BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase ordinary shares, to be held as treasury shares, during its close period.

The buy back programme will be managed by Morgan Stanley Securities Limited, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.



                                     =ends=



Enclosure 17


Friday 4 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 268.39 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 650,800,256 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,989,854,596.

The above figure (7,989,854,596) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 07 January, 2008